Exhibit 99.1

AerCap Announces Amendment and Increase of Revolving Debt Facility to $2.2 Billion

Amsterdam, The Netherlands; December 10, 2014 - AerCap Holdings N.V. (“AerCap”, NYSE: AER) today announced that it has completed an amendment and upsize of its revolving warehouse facility.

The non-recourse facility, which was originally put in place in 2006, has been amended to increase the transaction size from $1.6 billion to $2.2 billion and to allow for an additional three year revolving period with a two year term-out period, extending the transaction to December 2019.

Credit Suisse acted as lead arranger and structuring agent on the transaction. The facility, which currently finances 29 aircraft, continues to allow for the acquisition of a range of aircraft types, and provides AerCap committed financing and significant flexibility to purchase aircraft.

In addition to Credit Suisse, Bank of America Merrill Lynch, Morgan Stanley and ING Bank acted as joint lead arrangers on the transaction. RBC Capital Markets, RBS, Scotiabank, Natixis and Citi acted as co-arrangers. Fifth Third Bank and HSBC were documentation agents. Other lenders include BNP Paribas, Everbank Commercial Finance, Key Corporate Bank, and Siemens. Four new lenders joined the transaction.

Paul Rofe, Group Treasurer of AerCap said: “We are delighted with the successful extension and significant upsize of our warehouse transaction, which continues to be a hugely important facility for AerCap. We appreciate the support from our banking partners in bringing about this strong result.”
The total amount of financing transactions completed in 2014 by AerCap is now $12 billion.

About AerCap
AerCap is the global leader in aircraft leasing with 1,300 owned and managed aircraft in its current fleet and a highly attractive portfolio of 400 high-demand, fuel-efficient aircraft on order. AerCap serves over 200 customers in 90 countries with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Amsterdam with offices in Los Angeles, Shannon, Dublin, Fort Lauderdale, Singapore, Shanghai, Abu Dhabi, Seattle and Toulouse.
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For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: John Wikoff Tel. +31 6 3169 9430 jwikoff@aercap.com

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